SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series XVI Fix Rate Notes in a principal amount of USD 109,109,569, due 2018.

The Company informs that on November 18, 2015, will start the payment of the eigth installment of interests related to the original Series XVI Notes issued on November 18, 2013.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	November 18, 2015
Number of service to be paid:	Eigth installment of interests
Period comprised by the payment:	August 18, 2015/November 18, 2015
Concept of payment:	Interests (100%)
Payment Currency:	Argentine Pesos (ARS) at the Applicable Exchange Rate
Outstanding Capital:	USD 109,109,569
Annual Nominal Interest Rate:	1.5%
Interest being paid	USD 412,523.85
Capital being paid	-
Applicable Exchange Rate:	To be determined as established in the Pricing Supplement

Interests will be paid through Caja de Valores S.A. to the noteholders at whose names the Notes were registered on November 17, 2015.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
November 12, 2015